SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

      The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of Domino's Pizza, Inc. may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: November 14, 2025   /s/ Warren E. Buffett
                              Warren E. Buffett
                              Berkshire Hathaway Inc.

Dated: November 14, 2025   /s/ Warren E. Buffett
                              By: Warren E. Buffett
                              Title: Chairman of the Board
                              National Indemnity Company

Dated: November 14, 2025   /s/ Dale D. Geistkemper
                              By: Dale D. Geistkemper
                              Title: Treasurer
                              GEICO Corporation

Dated: November 14, 2025   /s/ Todd A. Combs
                              By: Todd A. Combs
                              Title: President
                              Government Employees Insurance Company

Dated: November 14, 2025   /s/ Todd A. Combs
                              By: Todd A. Combs
                              Title: President